Exhibit 99.1

Announcement Wednesday, 5 November 2025	Woodside Energy Group Ltd. ACN 004 898 962 Mia Yellagonga 11 Mount Street Perth WA 6000 Australia T +61 8 9348 4000 www.woodside.com ASX: WDS NYSE: WDS

2025 CAPITAL MARKETS DAY TRANSCRIPT

Date: 5 November 2025

Time: 06:30 AWST/09:30 AEST (16:30 CDT on Tuesday, 4 November 2025)

Start of Transcript

[Video playing]

Vanessa Martin: Well good morning, everyone. It is a pleasure to welcome you to Woodside Energy’s 2025 Capital Markets Day here in Sydney.

I am Vanessa Martin and recently became the Vice President of Investor Relations. I have been with Woodside for 12 years and most recently oversaw the final investment decision of Louisiana LNG.

I’d like to welcome those joining us on the webcast, from wherever you are; it is great to have you involved.

Today we are meeting on the land of the Gadigal People of the Eora Nation. We acknowledge their continued connection to these impressive lands and waters. We pay our respects to Gadigal elders past and present and honour their enduring traditions and culture.

Well it’s been two years since our last investor briefing in Sydney. It’s been a very busy and exciting period for us as we have progressed execution of our strategy.

Before we get started, I do need to address a couple of important points.

If there is an emergency, could you please leave all items behind and follow the instructions of the hotel staff.

I also ask that you please take the time to read the disclaimer, the assumptions and other important information on slides two, three and four of the deck. For awareness all dollar figures in the presentation refer to US dollars unless noted otherwise.

And finally, can I please ask that you put your mobile phones on silent for the duration of the presentation.

We’ll be covering a lot of ground today, as we aim to provide you with a detailed overview of our strategic direction and insights into our key business activities.

You will first hear from our Chief Executive Officer and Managing Director, Meg O’Neill, who will provide an overview of our high-performing global business, describing how we are executing our strategy to deliver long-term returns, and outline the exciting opportunities in front of us.

You will also hear from other members of the Woodside Executive Leadership Team, who will highlight how each of their business areas is enabling Woodside to maximise the operational performance of the base business, deliver enduring value and create future opportunities for our investors.

We’re then going to take a short break, after which Meg will lead a question-and-answer session, so I ask that you please hold your questions until that time.

We’ve also got lunch available after the presentation and we would welcome you to stay and take the opportunity to ask any questions that you have.

This slide presentation has been published on our website if you wish to download a copy. For those in the room, we’ve provided one for you and for those online, it’s accessible to you as well.

I’d now like to welcome Meg to the stage to begin today’s Capital Markets Day.

Meg O’Neill: Alright, well thank you Vanessa and welcome to everyone in the room and online. I’m pleased that you’re joining us for Woodside’s 2025 Capital Markets Day.

Woodside is a global energy company, headquartered in Australia, with operations on three continents and more than 4,500 employees around the world.

Established more than 70 years ago, and with more than 40 years of operating experience, we have a long track record of supplying energy reliably to domestic and international customers.

In 2024, we sold 204 million barrels of oil equivalent, with a peer leading EBITDA margin of 70% from a diversified product portfolio across LNG, pipeline gas, oil and natural gas liquids.

We translate our strong business performance into returns for shareholders, having paid approximately $11 billion in dividends since 2022.

For more than 40 years, we have been developing our operations in Australia, today operating approximately 19 million tonnes per annum of LNG, with a further 5 Mtpa under construction at our Pluto site in Western Australia.

And we are well underway in development of an additional 16.5 million tonnes per annum of operated LNG export capacity, marking a step change in our scale as we apply our proven capabilities to the Louisiana LNG Project in the US.

For nearly 20 years, we have also been producing oil internationally from key assets in the Gulf of America, and more recently, offshore Senegal.

And we have another 100,000 barrels of oil per day under development offshore Mexico in our Trion Project.

We see strong growth potential in lower-carbon ammonia, with first production from our Beaumont New Ammonia project targeted for late 2025 and lower-carbon ammonia production in the second half of next year.

Supported by our integrated marketing portfolio, Woodside is building an LNG and oil platform with global scale which can supply both Pacific and Atlantic energy demand. From 2024 through to 2032, total sales volumes are expected to grow by 50% to over 300 million barrels of oil equivalent.

We have a global growth trajectory underpinned by a strong balance sheet and financial discipline, that combines long-life LNG assets with high-return oil projects, and positions Woodside to capitalise on global energy demand and deliver sustained shareholder value.

This growth will target increasing energy demand across Asia and Europe, where energy security, affordability and decarbonisation are core priorities, and by 2032 Woodside expects to deliver approximately $9 billion in net operating cash flow, representing over 6% compound annual growth rate in sales and cash flow.

Now our legacy is grounded in the creation of Australia’s LNG industry, beginning with the first production of domestic gas from the North West Shelf Project in 1984, followed in 1989 by the first LNG shipment to Japan.

Throughout the 1990s and 2000s, we deepened our LNG expertise, delivering Pluto LNG in 2012 and expanding our marketing organisation. During this period, we also grew our oil production, operating multiple FPSOs across Australia.

Now we’ve since grown internationally, diversifying the portfolio and developing high-quality assets such as Sangomar, offshore Senegal.

In 2021, we took FID on Scarborough, a world-class LNG project that further strengthens our Australian base.

In 2022, we merged with BHP Petroleum, adding a premier US Gulf business, east coast Australian gas and new global opportunities.

In 2024, we acquired Tellurian’s Driftwood LNG, now renamed Louisiana LNG, and OCI’s Clean Ammonia Project, which is now Beaumont New Ammonia.

And earlier this year, we reached FID for the first three trains at Louisiana LNG.

Through these decisive actions, Woodside has established a high-quality portfolio, matched with technical and operational expertise and customer relationships on which we can build continued performance and growth.

Now Woodside’s competitive advantages are clear. We have a diversified portfolio of world-class assets with a low breakeven price of $34 per barrel on an adjusted free cash flow basis. We have demonstrated operational excellence, with outstanding reliability. For example, in the third quarter of this year our Pluto LNG plant achieved 100% reliability, while our Senegal oil development has achieved better than 98% in its first year. We have proven expertise in delivering, optimising and debottlenecking large developments. We have a track record of delivering energy direct to end users built on long-term customer relationships, with more than 7,000 LNG cargoes delivered globally. And finally, we have a strong balance sheet with commitment to financial discipline.

Now you’ll hear more from Liz and Daniel on how these capabilities are applied across our Australian and international businesses, and from Mark on how our decades-long customer relationships continue to set us apart.

These strengths underpin our ability to generate strong cash flows, reinvest strategically and return value to shareholders, all guided by a disciplined capital management framework, which Graham will discuss.

Over our 40 years of operations, we’ve built a foundation of excellence and we’re now applying these proven advantages to our next phase of growth.

Woodside is a compelling investment, supplying energy to meet growing global demand, backed by a disciplined track record of execution.

Our world-class operations, integrated value chain, long-term customer relationships and investment-grade balance sheet combine to create durable, long-term cash flows.

With a plan to generate over 6% compound annual growth rate in net operating cash flow through 2032 and tangible near-term growth catalysts, we’re delivering disciplined growth to underpin strong shareholder returns.

Now Woodside’s strategy is to thrive through the energy transition and as we look ahead to the next decade, we are focused on delivering on this strategy through three actions which are underpinned by a continued focus on sustainability and innovation.

First, we focus on maximising performance from the base business, extracting full value from every asset and molecule through safe, reliable operations, continuous improvement and disciplined portfolio management.

Second, our focus is on delivery – for customers, partners and shareholders. Executing our major development projects safely, on cost and on schedule.

And finally, our strategy will be realised by creating the next wave of long-term growth. We evaluate our portfolio and future opportunities through the lens of our disciplined capital allocation framework to ensure high-quality, durable growth and value creation.

All of these strategic actions are underpinned by a continued focus on sustainability and innovation.

Now Liz will talk to you about how we are continually innovating in our business to deliver real solutions. I’ll now take you through our approach to sustainability and how we intend to deliver on our strategy.

At Woodside, we regard strong sustainability performance as a key driver of our overall business and our ability to generate enduring shareholder return.

Our company-wide sustainability strategy sets clear objectives across four material areas: health, safety and wellbeing; climate; Indigenous cultural heritage and engagement; and environment and biodiversity.

We have made positive progress across all these areas to-date and they remain central with how we operate and grow our business.

I’ll now take you through how we intend to deliver on our strategy.

We maximise performance from our base business by maintaining an uncompromising focus on safety, delivering consistent, high-performing operations, and driving continuous improvement through cost discipline and efficiency.

In 2024, we had no Tier 1 safety events or permanent injuries with more than 23 million exposure hours across our global activity set.

Our operated LNG assets have averaged 98% reliability over the last four years, which compares exceptionally well against our global peers.

As well as strong performance in these operational areas, we also maximise the returns from our assets through brownfield developments, portfolio optimisation and utilising our marketing expertise to capture additional value. This approach is embedded in our business today and going forward.

We are well-positioned to deliver disciplined, cash-generative growth across oil, LNG and gas, and new energy projects.

We have deep project delivery capability and approach developments with a commercial mindset that protects and enhances value.

Within oil, we are focused on delivering the Trion Project, an ultra-deepwater development located approximately 180 kilometres off the Mexican coastline. This asset, like Sangomar, is a material oil asset that provides a high rate of return and rapid payback.

Now the heart of the Woodside business is LNG, where we are building on our strengths through development of long-life, low-decline assets like Scarborough and Louisiana that will double the size of our LNG portfolio.

Additionally, we are investing in a focused manner in scalable new energy opportunities to meet global demand and where we can leverage our core skillsets, such as Beaumont New Ammonia.

Together, these projects will deliver a step-change in production and cash flow, maximise our base business going forward and strengthen Woodside’s position as a leading global energy supplier.

Now before we move onto how these growth projects are delivering value for our portfolio, I want to spend some time on one of the defining decisions that we made this year.

Louisiana LNG is a game-changer for Woodside, set to position our company as a global LNG powerhouse and deliver enduring shareholder returns.

We will be uniquely positioned with LNG operations on the US Gulf Coast and in Australia, giving us a competitive advantage to optimise delivery to both European and Asian markets.

Louisiana LNG is advantaged from a cost perspective, given the lump sum contract we have with Bechtel, a truly tier 1 contractor.

This de-risked development carries further expansion optionality and will deliver strong cash flow potential for decades to come given the abundant supply of low-cost US gas.

And the LNG play book we have developed in Australia for our development and operations differentiates us from other operators on the US Gulf Coast. Integration across the value chain allows us to capture value at each step and provides exposure to international energy pricing, which can enhance revenue.

I’ll now play a short video highlighting our progress so far at Louisiana LNG and Daniel will share more on our detail later.

[Video playing]

We are set to deliver transformative growth through the 2030s via the combination of our base business and sanctioned projects at Beaumont New Ammonia, Scarborough, Trion and Louisiana LNG.

These projects not only maintain our business at its current level but provide incremental growth into the next decade.

Sales volumes are expected to increase by more than 50%, reaching over 300 million barrels of oil equivalent by 2032.

This growth supports an expected step-change in net operating cash, rising from around $5 billion today to approximately $9 billion by 2032, enabling Woodside to deliver durable value through the cycle.

Now beyond our base business and the current growth projects, we do have a pipeline of oil, LNG and gas, and new energy opportunities. These include high-value brownfield expansions and longer-life LNG projects that can sustain value for decades.

These opportunities provide us with choices and flexibility, that Woodside has previously not had, in terms of product, region and type of development.

Exploration and M&A will enable us to access new opportunities while strategic partnerships enable us to bring in complementary skill sets, utilise our expertise and share risk, whether capital, project, operational or other project risk. And through portfolio management we will optimise our asset base, allowing us to focus resources, manage capital requirements and bring in strategic partners.

When we asses new opportunities, we focus on strategic fit and the ability to leverage our existing technical, operational and market capabilities, as well as the evolving global energy mix.

Each option must compete for capital in alignment with our capital allocation framework and the breadth of the opportunities we have provides flexibility in what we pursue.

So importantly, whilst we have choices, they are made within strict guardrails and with disciplined capital management which also takes into account return of capital to shareholders.

Let’s move to shareholder returns and this is an area I’m particularly proud of.

We see this as an essential part of the Woodside investment thesis and I am delighted that we have been able to pay out approximately $11 billion to shareholders since 2022, while re-investing in the business and maintaining a strong balance sheet.

Our track record on dividends is impressive. As you can see, we have consistently maintained an annualised dividend yield averaging more than 8% since 2022 and paying at the upper end of our target range for over a decade.

Importantly, for our Australian shareholders, our dividends are fully franked.

Woodside has an exciting future grounded in opportunity, execution and discipline.

In the next section, I’ll discuss the strong fundaments for our products that are supported by growing global energy demand.

I’ll now take a step back to discuss the overall energy landscape and how Woodside is positioned to capitalise on increasing demand.

We expect oil to remain a key part of the energy mix for the foreseeable future, while LNG is set to become even more important as customers balance their energy security and decarbonisation objectives. These two products will make up approximately 90% of Woodside’s portfolio in the 2030s.

On top of that, there is a growing role for new energy products including lower-carbon ammonia, an area in which Woodside has strategically invested.

Energy underpins every aspect of modern life. Turning on the lights, charging a phone, heating or cooling our homes, all rely on access to reliable energy. It’s embedded in everything we do, and as standards of living improve, the world needs more of it.

Growing global demand is being fuelled by population growth, rising GDP and the industrialisation of emerging economies. At the same time, power demand is also increasing in developed nations, driven by the rapid expansion of AI and data centres.

And as a result, countries are seeking energy that is affordable, reliable and lower-carbon. The complexity of the energy transition is becoming apparent with greater recognition that the transition will take time. These factors mean that traditional energy sources will remain critical for decades to come and Woodside is well placed to meet this need, with a strong track record of reliability, value delivery and a clear focus on sustainable operations, including managing our net equity Scope 1 and 2 emissions.

Oil is a core product for Woodside, underpinned by strong, long-term demand fundamentals.

Oil demand is forecast to remain resilient as the world’s energy mix evolves. As existing fields naturally decline, continued investment will be essential to sustain supply and meet this ongoing demand.

Turning to LNG, from 2015 to 2024, global LNG demand grew by around 65% and it’s forecast to grow another 60% by 2035, driven by strong demand growth across Europe and Asia. These are two regions where Woodside has recently signed new long-term supply agreements.

Through the rest of this decade, supply and demand is expected to remain balanced. But as we move into the 2030s, demand starts to outpace supply, even when you factor in projects already operating, under construction and planned. That is a clear signal that more investment will be needed to meet the world’s growing energy demands.

We’re also seeing a steady build-out of regasification capacity, which reinforces the growing global appetite for LNG and ensures new supply can be absorbed by markets.

Asia will remain central to global energy growth, accounting for the majority of future gas demand. And Woodside is competitively advantaged for this growth, given our geographic proximity.

With Scarborough and Louisiana LNG in our pipeline, Woodside is well placed to meet this next wave of demand, delivering competitive, reliable and flexible energy into these key markets.

Now even as LNG demand has grown strongly, it is still only a small portion of the global energy mix relative to coal, with LNG trade only being around 12% of coal consumption globally in 2024 on an energy demand basis.

There is a significant opportunity for LNG to replace coal, providing an affordable and reliable way for countries to lower their emissions while still meeting growing energy demand. When used to generate electricity, gas typically produces around half the life cycle emissions of coal.

LNG is globally mobile, can be scaled using existing infrastructure and provides the reliability that intermittent renewables can’t yet deliver at scale. This makes it uniquely positioned in the energy transition.

Now against this backdrop of rising gas demand on a global scale, I want to highlight some specific opportunities we see within Asian markets.

Southeast Asia is set to experience significant population and economic growth through 2040, with a further 50 million people over today’s population of approximately 620 million people driving an average 3.7% GDP growth rate across the region. This demographic tailwind is expected to drive a corresponding increase in demand for affordable, reliable energy. As domestic supply in this region falls sharply from 2030, there will be a larger gap, which Woodside is well-equipped to fill.

Now China also presents a compelling opportunity with demand poised to grow across all sectors. China has quadrupled regasification capacity over the past 10 years.

Now when considering how we position Woodside for future LNG demand, it’s important to note the significant evolution of the LNG market over the past two decades, from a small group of buyers and sellers, to a truly global market with over 50 countries importing and a deep, liquid trading environment.

With strong positions in both the US and Australia, two of the world’s key supply hubs, Woodside is well placed to meet the rising LNG demand across Europe and Asia, where energy security and reliability remain priorities.

Mark will talk later about how Woodside’s approach to marketing has proactively evolved with the market to capture additional value.

Now moving to new energy.

As the world needs more energy, lower-carbon ammonia can displace existing ammonia in traditional sectors like nitrogen-based fertilisers and as a feedstock for chemical processes. It can also be used for lower emission energy in certain applications.

By 2050, lower-carbon ammonia is expected to represent around 60% of total ammonia demand, or roughly 240 million tonnes per annum. This transition is underway, with demand projected to reach about 75 million tonnes by 2035 as industries decarbonise.

This shift creates a structural growth opportunity for producers who can deliver reliable, lower-carbon supply at scale.

Woodside’s Beaumont New Ammonia project is designed to capture this emerging demand.

Now over the long term, we’re seeing strong regulatory tailwinds emerging around the world that are supporting demand for lower-carbon ammonia.

Governments are introducing carbon pricing, emissions trading schemes and clean fuel standards, which are accelerating the shift towards lower-carbon industrial feedstocks and fuels.

The pace of implementation of these schemes has been slower than anticipated, but we remain positive on the long-term fundamentals as the world decarbonises.

In traditional sectors like chemicals and agriculture, policies such as the EU Emissions Trading Scheme and the Carbon Border Adjustment Mechanism are expected to drive companies to switch from conventional feedstocks to lower-carbon alternatives.

And looking forward, the next wave of growth is coming from new uses, ammonia for power generation, shipping and as a hydrogen carrier. Frameworks being developed across Japan, South Korea and the European Union are sending clear signals that lower-carbon ammonia will play an important role in helping these economies meet their decarbonisation goals.

Woodside has a clear strategy, to thrive through the energy transition.

To achieve this, we will execute diligently over the next decade to deliver long-term returns to our shareholders:

We will maximise the value of our base business by leveraging our core capabilities to extend the life of our assets and drive efficiency

We will deliver large-scale, cash-generative growth projects that strengthen our portfolio, and we will create new opportunities by evolving our portfolio to meet growing energy demand and capture long-term value.

So as I’m sure you can tell, we’re pretty excited about the performance of our current business and the many opportunities ahead of us for long-term growth and value.

You’ll now hear more from our leadership team about what they are doing to contribute to our maximise, deliver and create activities.

With that, I’d like to welcome our Chief Financial Officer, Graham Tiver, to the stage.

Graham Tiver: Thank you Meg and good morning everyone.

It’s great to see many familiar faces here today, and I’m looking forward to talking about our continued progress in delivering sustainable growth and strong returns for our shareholders.

I am confident that we are executing our strategy to maximise the value of our base business and deliver disciplined, cash-generative growth.

We are taking a prudent approach as we expand into new opportunities – those that will create durable, long-term value.

And importantly, we are maintaining a strong balance sheet to support our investment grade credit rating and continuing strong shareholder returns, while ensuring we remain resilient and well-positioned for the future.

Starting with our disciplined approach to capital management. This flows right through the business and starts with maximising the value of the base business through a consistent focus on unit costs.

Running our operations efficiently and keeping unit production costs down ensures we get the most out of our existing producing assets. We apply this same disciplined approach to our growth projects by carefully managing capital costs and strategically planning for operations.

Equally important is maintaining discipline in our investment decisions.

We have a clear capital allocation framework. For Louisiana LNG, Meg has spoken about some of the characteristics that made the investment attractive beyond just the returns targets. These include the strategic partnership with Stonepeak, who provided funding on an accelerated basis to align with the cash profile of our broader portfolio.

The final part is our disciplined approach to position the balance sheet to support an investment grade credit rating, provide returns to shareholders and deliver our growth, while also safeguarding against market uncertainties.

Moving on to our capital allocation [Clarification: capital management] framework which remains unchanged.

This framework sets the principles for how we optimise value and shareholder returns across the investment cycle, providing the flexibility to fund value-accretive growth while also delivering strong shareholder returns.

We are disciplined in how we position the balance sheet to achieve our goals.

There are two parameters that we use as guardrails.

Firstly, maintaining our investment grade credit rating is fundamental.

Secondly, we believe it is prudent to maintain a gearing ratio that provides flexibility throughout the cycle.

Our target gearing range is 10% to 20%. Although we may at times temporarily sit outside this range during capital-intensive periods, we manage it very, very closely.

Our dividend policy is to pay a minimum of 50% of our underlying profit, and we target a range of 50% to 80%.

We know how important returns are to our shareholders and over the last decade, we have consistently paid at the top end of this range, averaging a dividend yield of over 8% since 2022.

Our business is in great shape today for shareholder returns and delivering the growth portfolio.

Before I start on this slide, we have included a detailed assumptions page in the appendix of the pack covering the cases we are presenting. Importantly, we include our major projects and Louisiana Trains 4 and 5.

Our strong base business and value generating projects are positioning us for significant cash flow growth through to the end of the decade.

Looking at the returns on our ongoing investments, our mid case has an impressive cash flow growth of 6% compounding annually through to 2032, which highlights the quality of the opportunities we are investing in.

The cash flows attributable to Louisiana LNG are strong and will boost the portfolio from targeted first LNG in 2029 onwards. And we’ll continue strongly into the future given the abundant upstream gas supply.

We have high-quality assets with a 2026-27 average break-even of $34 per barrel.

The low and high case sensitivities, that flex price and capital expenditure show both the resilience of the portfolio in the low-case and the upside cash generating potential in the high-case.

The mid-case sources and uses chart in the middle of the slide shows the transformative investments that provide strong cash flow into the future, underpinning shareholder returns.

The ability to deliver this significant cash flow growth is not a function of decisions made in the past year.

Instead, it reflects a concerted focus over the last five years, dating back to when decisions were made to invest in Sangomar and Scarborough and then looking forward - it’s sustained focus on delivery.

Additionally, we are demonstrating the resilience of our portfolio. Even in a low-case scenario, we are well placed to deliver robust shareholder returns and generate cash.

We have spoken about some of the growth we are investing in. It is important to reiterate that we are disciplined in our capital allocation decisions.

Our capital allocation framework remains unchanged. We have clear targets for each of our projects. This disciplined approach is key to ensuring the quality and robustness of the business as we look forward.

This slide gives you a sense of our indicative capital profile going forward. From a capital expenditure of approximately $5 billion in 2024, when we exclude acquisitions, committed capital expenditure is forecast to roll off as Scarborough, Trion and Louisiana LNG trains start producing.

In the later years we assume capex continues at $3 billion per annum, allowing completion of current projects, sustaining capital allowance of $1.5 billion and an allowance for additional value accretive projects.

The significant cash being generated will feed into our capital management framework, to strengthen the balance sheet, provide shareholder returns and support future investment in the business. As Meg highlighted earlier, while we have options, these decisions must be made with guardrails and with disciplined capital management.

While we are in a period of investment, I’d like to spend some time today focussing on the balance sheet and highlighting some proactive measures we employ to ensure its continued strength.

We have $8.3 billion in liquidity to support our capital commitments and shareholder returns. This has been strengthened by cash injections from portfolio optimisation, including the strategic partnering with Stonepeak and Williams on Louisiana LNG and the divestment of later-life assets in Trinidad and Tobago.

Partnering with Stonepeak and Williams has reduced Woodside’s share of Louisiana capital expenditure from $17.5 billion to less than $10 billion and we aim to sell up to a further 20% of HoldCo.

Our debt portfolio weighted average term to maturity has increased to over six years. And as projects come online, we see reduced debt levels creating opportunity to enhance returns.

So thank you, great to talk to you and speak with you today and I’ll hand over to Liz, but before doing so, I’d just like to conclude by saying we are delivering.

By 2032, we will [Clarification: expect to] generate $9 billion in net operating cash flow. After investing in the business and returning $3 billion to shareholders, we will [Clarification: expect to] maintain a cash surplus and will continue to prioritise strong shareholder returns. The future looks bright. Thank you.

Liz Westcott: Thank you, Graham, and good morning, everyone.

For those who don’t know me, my name is Liz Westcott, and I look after our Australian business. I joined Woodside in 2023 after more than 30 years in the energy industry, working for ExxonMobil and EnergyAustralia.

Woodside is such an exciting company to be part of, and so it is my pleasure to share some highlights with you all today.

Let me start by outlining what I am going to talk about.

I’ll be discussing how Woodside has been operating world-class assets for decades, and how we’re continuing to build from this foundation to expand our high-quality global portfolio. We’re making the most of our existing operations while securing our future.

Here in Australia, the Scarborough Energy Project is a prime example of how we are integrating our assets. I’ll update you on how we are using our resources, infrastructure and expertise to deliver reliable low-cost LNG supply – and this all translates into value for our shareholders.

I will also touch on how Woodside is solving complex problems and innovating to enable world-class operations.

As Meg mentioned, Woodside started in Australia and the business here continues to provide a strong foundation for our company.

Our Australian portfolio of LNG, gas and oil assets has provided decades of reliable supply to Asia, and delivered almost 140 million barrels of oil equivalent in 2024.

We are Australia’s leading energy company with an operating base anchored by Pluto LNG and the North West Shelf Project in Western Australia. These remarkable assets continue to generate the majority of Woodside’s Australian revenue today.

And we are building on this strong base with our Scarborough Energy Project, set to deliver its first LNG cargo in the second half of 2026. It really is very exciting, and I’ll talk more about that shortly.

But let’s discuss our track record of world-class execution, which demonstrates how we maximise performance, how we deliver cash generative assets and how we create opportunities.

We are maximising the performance from our base business through both operations and strategic portfolio management.

We continue to deliver new cash generating assets such as the Scarborough Energy Project.

Additionally, by using our innovation mindset we are delivering improved safety and efficiency while solving and adapting to complex challenges.

Finally, we are creating future opportunities in both new and traditional energy.

Our significant reserve base in Australia gives us not just strength today, but confidence for decades to come through security of supply and the flexibility to optimise production across our assets.

Our operated LNG facilities are industry leading with reliability of approximately 97%, including Pluto achieving that 100% reliability in our recent third quarter 2025 results.

This consistent strong reliability performance maximises revenue and reduces unit production costs.

Maintaining this level of performance enables us to generate reliable cash flow, fund future growth projects, and continue investing in the safety, reliability and sustainability of our operations across the business, while returning value to our shareholders.

When it comes to maximising performance from our base business, our core focus is on extracting the most value from every asset and molecule.

This approach is deeply ingrained within our business. One of our core optimisation processes is an annual ‘produce the value’ initiative to capture every molecule. This process challenges operating limits, identifies smarter and more efficient ways to boost throughput and energy performance across the full production system, from reservoir to export.

I am really proud of our teams’ capability and commitment to deliver consistent value from our assets.

Now maximising performance can be achieved in several ways.

Firstly, by safely executing brownfield opportunities. This often involves drilling new wells within existing fields to access untapped reserves and enhance overall recovery rates from known resources. Examples include Pluto infills – the Pluto-08 & Xena-03, and the Bass Strait infill wells at Kipper and Turrum.

Secondly, we can maximise performance by unlocking asset potential. This is achieved by safely pushing the technical and operational limits of our existing facilities to attain higher throughput, greater efficiency and improved utilisation. A good example of this has been the Lower Pressure Operations at Macedon.

In addition, strategic portfolio optimisation such as assuming operatorship of the Bass Strait assets, enables us to unlock further brownfield expansion optionality.

We also agreed to an asset swap with Chevron where we will swap our non-operated interest in Wheatstone for Chevron’s interest in the North West Shelf. This will streamline Woodside’s Australian portfolio and consolidate our focus on operated LNG assets.

The third way we maximise performance is doing what we are known for: delivering operational excellence. We apply data-driven performance monitoring, we maintain discipline, and we optimise processes to maximise uptime and sustain high output. This is all underpinned by disciplined cost management. Pluto Train 1 is a great example of consistent optimisation and operational excellence. We have increased Pluto Train 1 capacity by around 14% since FID through multiple initiatives such as maximising compressor performance and improving automated process control.

All these elements combine to drive the underlying strength of the Australian business.

Now let me talk in a bit more detail about the North West Shelf Project.

This project has made a remarkable contribution to Australian and international energy supply. It’s one of the largest LNG projects in the world – and now there is certainty around its ongoing operations, thanks to the recent approval of the North West Shelf Extension.

This final environmental approval supports ongoing operations beyond 2030, enabling us to continue processing remaining infill and near-field opportunities from existing North West Shelf reserves and gas from other resource owners.

The approval conditions outline modifications required at the Karratha Gas Plant for ongoing operations and for third party processing.

At this stage, we do not expect any material increase in forecast capital expenditure in order to maintain ongoing production at the North West Shelf.

The North West Shelf Joint Venture is working to secure future supply, ensuring the Karratha Gas Plant continues to deliver value for years to come.

Browse is Australia’s largest undeveloped gas resource, and is the natural back fill for the North West Shelf.

The key catalysts for Browse include environmental approval certainty and commercial arrangements for processing at the North West Shelf.

We are also working on optimising the upstream development concept to improve cost and schedule certainty.

So whilst work is continuing and we see opportunities for Browse, we need to see more clarity and progress on these various catalysts and it must align with our capital allocation framework.

A great example of our asset maximisation efforts is Greater Western Flank 4 which is expected to take final investment decision in the fourth quarter of this year. This five-well drilling and subsea project will unlock new value from the North West Shelf infrastructure.

Greater Western Flank 4 involves the initial development of the Wilcox field, further development of Yodel and Tidepole fields, and the development of the Echo Spur. It is expected the life of the North West Shelf will be extended by about one year and it’s also expected to deliver superior returns, with an internal rate of return exceeding 30% and an estimated payback period of approximately two years.

Greater Western Flank 4 is expected to commence operations in 2028.

Now turning to our Scarborough Energy Project, let’s begin with a short video of progress on this major new supply project.

[Video playing]

As highlighted in the video, we are making excellent progress on the project. It’s been some time since we last discussed the overall development, so I’d like to take a moment to recap.

We are developing this 11.5 trillion cubic feet resource through an initial development of eight wells, via a production floating unit.

There are not many resources of this size that can be developed through such a small number of wells. Once operational, Scarborough will deliver gas for decades to come.

The onshore development will process 5 million tonnes per annum of LNG through the new Pluto Train 2, plus up to 3 million tonnes per annum through the existing Pluto Train 1. The development will also deliver 225 terajoules per day of new domestic gas.

Scarborough is now 91% complete and on track for first LNG in the second half of 2026.

The large resource, combined with Pluto Train 2 and the full integration with the other on-site Pluto facilities, is set to deliver cash flow of approximately $1.8 billion per year.

We have successfully completed sell-downs to high-quality partners and are applying this proven approach to our Louisiana LNG project.

Our next major milestones to watch for include the departure of the floating production unit, followed by its installation, hook-up, and commissioning, all targeted for the first half 2026. Also in the first half of 2026 we will also see Pluto Train 1 have a major turnaround to complete the tie-ins for Scarborough and Train 2 projects.

We are on track to deliver this project within the $12.5 billion spend target, based on a 100% project basis.

While we have teams focused on delivering additional value through new assets and resources, we are equally focused on minimising the expenditure associated with decommissioning.

In 2025, we successfully completed a multi-year decommissioning program at Enfield. This is an asset that Woodside has taken from exploration, through development and operations, to decommissioning.

Assets that have been closed for a number of years are the focus of our other programs. With an average expected spend of $700 million Woodside share across 2026 and 2027, we are focused on reducing our risk across our decommissioning operations by continuing to integrate learnings and improvements while remaining focused on safety, the environment and efficiency.

Now, let’s pivot to a core element of Woodside’s global competitiveness and ability to deliver high margins, which is our commitment to continuous innovation.

Our operations, by design, are technologically advanced, and further innovation can provide us with a competitive edge by lowering operating costs, driving efficiencies and improving our emissions performance.

Our culture of innovation and our proven track record of results, gives us confidence we can capitalise on the significant work we’ve done to capture the opportunities presented by AI.

Real-time analytics and digital twins can improve uptime, reduce costs and optimise production. For example, they are being used to determine the optimal start-up procedure, maximising production efficiency across assets like Pluto LNG and the Karratha Gas Plant.

We’re adopting a deliberate approach to drive company-wide transformation, rather than just taking on experimental side-projects.

Across our operations, we continually challenge our teams to implement practical solutions aimed at reducing the carbon footprint from established assets.

Each asset has a decarbonisation plan, and we continue to implement measures to deliver these plans.

A focus is the detection and elimination of fugitive emissions which are minor, unintentional leaks of gas from equipment during normal operations. We recently completed a helicopter-based gas detection and mapping survey and have mounted on-site methane sensors for continuous monitoring of fugitive emissions. This approach improves detection accuracy, facilitates faster rectification, reduces costs and minimises personnel exposure to risk.

Another great example is our monitoring of performance data. The advanced analytics allow us to determine the optimal power generation mix for peak system operability and energy efficiency.

As I just mentioned, we now track live start-ups against real-time performance objectives to help conduct process readiness evaluations.

Starting up an LNG plant is one of Woodside’s most complex operational activities. By leveraging AI during start-up, we can rapidly capture, standardise, and improve operational best practices, driving repeatable and efficient start-ups. This supports our panel operators and contributes to the safety and reliability of our operations.

On site, we have been using 3D printing to produce components, which helps save cost, reduce time and mitigate supply-chain risks for obsolete parts. For example, at Shenzi we used 3D printing to replace obsolete subsea components for control systems. These parts are now fully qualified for field use and available directly through our digital inventory.

We have also used innovation to tackle one of our ongoing challenges: corrosion. Through collaboration with Curtin University, we were able to prove the safety and integrity of the existing well materials at Shenzi, which meant a planned $46 million replacement was not required.

We are also in the process of finalising the build of our Integrated Remote Operations Centre, or IROC. This facility will allow us to operate Pluto and Scarborough remotely from Perth, more than 1,500 kilometres away. This is a significant step towards enabling safer and more efficient operations.

By locating our control room at headquarters alongside our engineering, technical and marketing expertise, we can enhance decision making and collaboration.

I will now show a video of progress on IROC, before handing over to Daniel Kalms, our EVP and Chief Operating Officer International.

[Video playing]

Daniel Kalms: Thanks Liz, good morning everyone.

My name is Daniel Kalms, and I lead our International business from Houston.

I’ve been with Woodside for over 20 years, and held various roles across our Australian operations, including as plant manager for Pluto LNG, running our Australian oil business and leading the Scarborough project prior to final investment decision.

I’ve actually been in Houston since 2022, when I moved to lead the merger between Woodside and BHP Petroleum.

In my current role, I oversee Woodside’s business across the United States, Senegal, Mexico and Canada, but it’s a pleasure to be in Sydney with you.

Today, I’ll discuss how we’re leveraging the execution capability and core skillsets honed in Australia over many years to grow our diversified International business.

In particular, we’re taking our proven formula for developing world-scale LNG projects and applying that to Louisiana LNG.

I’ll also outline how we are positioning for longer-term value through capital-efficient options within our portfolio.

Our International business is a major contributor to Woodside’s portfolio. It complements the Australian base and diversifies our revenue and risk profile across multiple regions and commodities.

Our international base incorporates Shenzi, Atlantis and Mad Dog in the Gulf of America plus Sangomar in Senegal.

We’re building on this foundation with growth projects across deepwater oil, LNG and ammonia, and I’ll cover that in more detail shortly.

Woodside’s Louisiana LNG project in particular strengthens our LNG marketing position, adding significant Atlantic supply to our established Pacific supply. This allows us to maximise value and capture opportunities in both major trading basins.

We are maximising the performance of our assets through continued focus on operational excellence, and brownfield projects.

With Shenzi reliability above 97% and Sangomar reliability above 98%, we are demonstrating delivery.

Our workovers, in-fill well and subsea upgrades boost production efficiency, restore well performance and extend field life.

The Argos Southwest Extension is a great example of a brownfield project delivered ahead of schedule.

In the international portfolio we are advancing large-scale projects using our proven execution model at Beaumont New Ammonia in Texas, the Trion field offshore Mexico and Louisiana LNG. Finally, we are creating future opportunities and optionality through these growth projects.

This includes options that leverage existing infrastructure, such as Louisiana LNG Trains 4 and 5, Sangomar Phase 2 and Beaumont New Ammonia Train 2.

Our international base business has scale in the Gulf of America, one of the world’s largest and most productive offshore oil basins. It has favourable fiscal terms, stable regulatory framework and extensive infrastructure, making it an attractive region for continued investment.

And although our assets in the Gulf of America have been producing since the mid-2000s, the fields still hold remaining 2P reserves of 374 million barrels of oil equivalent, enabling many more years of production.

These assets also demonstrate strong resilience, underpinned by safe and reliable operations that deliver lower-unit costs, higher returns and robust cash generation.

Our industry-leading reliability also contributes to lower oil operations emissions intensity.

The Sangomar field is a key asset in our portfolio. We took FID in 2020 and began oil production in June 2024 demonstrating Woodside’s execution capability, delivering the country’s first offshore oil project.

Our operational performance has been outstanding in terms of both safety and reliability. We’ve had zero recordable injuries in the first year of operations and we’ve maintained the reliability at greater than 98% through the third quarter of this year.

Looking ahead, we are assessing options for a potential Phase 2, which would leverage the existing FPSO and the subsea infrastructure to unlock additional oil resource.

Now any decision to move forward will be based on reservoir performance from Phase 1, market conditions, capital allocation priorities, ensuring we continue to deliver value with discipline.

Across our international portfolio, we’re delivering a series of high-quality, cash-generative projects that will underpin Woodside’s growth through the next decade.

Highlights include Sangomar’s delivery and strong early performance, the near completion of Beaumont New Ammonia, progress at Trion, and Louisiana LNG’s recent FID.

Together, these developments will significantly boost Woodside’s production, cash flow and portfolio resilience.

I’ll spend some time now describing each of these projects.

We are readying for production start-up at Beaumont New Ammonia, which we expect before the end of the year, with first production of lower-carbon ammonia targeted in 2026.

We’ll share a short video of the progress at Beaumont now.

[Video playing]

Beaumont New Ammonia has several advantages for Woodside.

Firstly, its strategic location on the Texas Gulf Coast provides access to domestic and export markets, abundant nitrogen and hydrogen feedstock, and proximity to a carbon capture and storage solution.

Secondly, our acquisition of Beaumont New Ammonia from OCI, a company with a track record of constructing eight world-scale greenfield ammonia projects, provides a proven design.

Thirdly, the project benefits from the integration of a strong ammonia operations team from OCI.

As Meg discussed earlier, we are well positioned to meet the future demand for lower-carbon ammonia and take advantage of carbon regulatory changes in the APAC region and European Union.

Now turning to Trion, an oil field located approximately 30 kilometres south of the US/Mexico maritime border in deepwater.

Trion is a new growth platform that leverages our expertise in large-scale deepwater developments and supports future optionality.

We achieved FID for Trion in 2023, and construction is now more than 40% complete with first oil production targeted for 2028.

The floating production unit is being built in Korea, the floating storage and offloading facility is being built in China, and the subsea infrastructure and flowlines are under construction in Malaysia, the US, Europe and Mexico.

Drilling of the 24 wells and subsea installation is planned to commence in 2026.

This project is another example of our ability to execute high-return projects safely, reliably and efficiently.

And we’re now going to show you a video of progress at Trion.

[Video playing]

As Meg highlighted earlier, Louisiana LNG is a landmark international growth project, which builds on the LNG expertise we have developed in Australia over several decades.

The project expands our LNG position to the Atlantic basin and extends our ability to meet growing global demand for LNG.

We achieved FID for Louisiana LNG in April this year, and like our other growth assets, this project is expected to generate strong returns.

Louisiana LNG is a de-risked project, leveraging best-in class contractors, technology and a lump sum engineering, procurement and construction contract. The initial development is 16.5 million tonnes per annum, and it is fully permitted up to 27.6 million tonnes, giving us flexibility for advantaged future expansion.

As you can see from the image on the slide and the video that Meg shared, we are rapidly advancing construction at site, now over 19% complete.

Louisiana LNG is a fully integrated project, designed to capture value from feed gas sourcing through to customer delivery, executed alongside high-quality partners.

In the traditional US LNG model, companies participate in just part of the value chain, purchasing natural gas from suppliers, transporting it to their facility for liquefaction, and then selling the LNG to third parties at the US Gulf Coast.

Our approach is different. We participate in every stage of the value chain from gas sourcing and transportation to liquefaction, shipping and portfolio sales to international end customers. This integration not only allows us to capture value at each step, but also provides exposure to international gas pricing, which can increase returns.

It starts with an abundant, low-cost US gas resource, with around 900 trillion cubic feet which is commercial at below $3 per MMBtu, providing a long-term, competitive feedstock position.

That gas will be transported predominantly through Line 200 to the plant. Line 200 has multiple network interconnections to the deep US gas market.

We recently announced Williams’ entry into the project as an equity partner. Williams is a leader in natural gas infrastructure, and will construct and operate Line 200, leveraging its extensive pipeline expertise.

We will also use Williams’ Sequent organisation to manage and optimise daily gas sourcing, transportation and balancing. This ensures a reliable and cost competitive supply of gas for all Louisiana LNG participants.

Now, at the heart of the value chain is the three-train, 16.5 Mtpa facility which we will operate.

The project is complemented by our expanding shipping fleet and diverse marketing portfolio, which balances long-term contracts with trading flexibility.

With over 35 years of customer relationships across Europe and Asia, we are well positioned to capture premium pricing in key markets.

Thanks to low-cost US gas, competitive capital costs, and operational excellence, Louisiana LNG is expected to generate strong returns. At FID we indicated we expect a return from this project of more than 13% IRR and a seven year payback period based on Woodside capital allocation metrics.

By way of comparison to industry norms, to exceed a 12% return, we require a US Gulf Coast netback, or an effective price at the US Gulf Coast, of 100% of Henry Hub plus $3.40 per MMBtu.

At the target markets, 100% Henry Hub plus $4.90 into Europe or $5.80 into Asia yields a 12% return.

Louisiana LNG reflects Woodside’s integrated strategy – delivering scale, efficiency and resilience through the cycle.

We’re progressing Louisiana LNG using the same formula that we successfully advanced the Scarborough project in Australia.

At the top of the screen, you can see the key steps we implemented to manage risk and deliver Scarborough, and are now repeating at Louisiana.

Before reaching FID, we secure some offtake agreements through sales and purchase contracts, providing revenue certainty.

We reduce execution risk by locking in lump sum EPC price with a trusted partner.

We also further de-risk and optimise capital by bringing in high-quality equity partners, as demonstrated by our recent agreements with Stonepeak and Williams for Louisiana LNG.

This disciplined, step-by-step approach ensures we deliver LNG projects with confidence, predictability and strong returns.

With that, I’ll now pass to Mark so you can hear more on the value that our commercial and marketing organisation adds to our business.

Thank you.

Mark Abbotsford: Thank you, Daniel, and good morning, everyone.

For those that don’t know me my name is Mark Abbotsford, and I lead our commercial, marketing, and trading teams, as well as our growth activities across mergers and acquisitions, traditional and new energy business development, along with exploration.

I have more than 20 years of global experience in the energy industry having joined Woodside in 2002, and it is really exciting to be with you today to talk about our business

Today, I’ll be highlighting the value that our differentiated marketing and trading platform brings to Woodside. It delivers incremental earnings and flexibility to optimise returns and meet our customers’ needs.

No other company of our scale brings the same strengths in operational reliability, project execution, and marketing capability across basins and the value chain. This makes us a partner of choice across the globe and is an enabler on delivering on our strategy and value to shareholders.

Daniel and Liz have outlined the exciting growth that is occurring in our business. This also grows our marketing business. In 2024, the strength and flexibility of our portfolio coupled with active management delivered over $1 billion of incremental operating revenue across LNG, oil, condensate, and pipeline gas.

Our portfolio is purposefully diversified across oil, gas and LNG, with a range of exposure to global price indices. It is built for resilience and agility to manage risk and capture opportunities as markets shift.

Our LNG business adds further flexibilities, with cargoes marketed on crude and/or gas linked contracts.

Looking ahead, we are expanding into lower carbon ammonia, creating scalable opportunities that aligns with the needs of our customers and the changing energy mix across the world.

The commercial and marketing organisation is also advancing the Woodside strategy, contributing approximately 10% of EBIT over the last three years.

We are maximising the performance from our base business by leveraging scale across the Atlantic and Pacific basins, along with our shipping position.

With a larger and more geographically diverse portfolio, we can build on that EBIT contribution through greater supply flexibility and optionality, complemented by actively managing our offtake and shipping positions.

We manage our portfolio with contracted positions to balance exposure to upside with revenue stability.

By strategically layering contracts through market cycles, we can gain valuable market insights to proactively manage risk and to capture opportunity when signposts emerge.

We also leave a portion of our volumes uncontracted to provide operational flexibility and to capture value from market dislocations.

We are creating future opportunities by building global scale and expanding our new energy offerings in a way that complements our base business and meets our customers’ needs.

Woodside’s global marketing portfolio generates value today by leveraging several distinct competitive advantages, including. Firstly, reliability, cost advantaged supply with geographic proximity to the premium Asian markets. Secondly, a portfolio marketing strategy that leverages flexibility to generate additional value. Thirdly, deep, long-term customer relationships with a proven track record as a reliable supplier, and, fourthly, shipping capabilities and positions that allow us to sell directly to those end users.

All of our activities are executed within a robust risk management framework.

The LNG market has evolved from a point-to-point market, with oil-linked contracts linked to specific sources and destinations, to one that is more liquid and flexible.

Embracing innovation, we have transitioned our portfolio to a portfolio approach, optimising LNG volumes across the portfolio to increase efficiency and to better meet our customers’ needs.

This approach delivers a balanced mix of long, medium and spot sales.

At the same time, we have diversified our pricing across a range of broader indices and price markers to better meet our customers’ needs, but also to align with the market cycles.

The next step in the evolution of our strategy is the addition of an advantaged supply source in North America, to better serve Europe and some emerging markets, and to allow further optimisation between the Pacific and Atlantic basins.

Louisiana LNG provides cost competitive supply that will deliver this objective for Woodside.

For end users, Woodside can also provide certainty of product, delivered to their facilities. Securing offtake from North America, particularly from unsanctioned projects and inexperienced proponents can prove challenging. These projects face permitting, cost, EPC, schedule and financing challenges, risks which proponents often seek to shift to buyers, many of whom are not well equipped to manage them.

As Meg and Daniel have highlighted, Woodside has addressed these risks across Louisiana LNG and our base portfolio. This will enable us to deliver on our promises, on price, on timing, on performance, when we sign up for sale and purchase agreements. Certainty is a key differentiator offered by Woodside.

An important element of our portfolio is how we proactively construct the price exposure and our contracting levels.

LNG’s flexibility allows it to respond to short term energy shortages and our portfolio lets us capture value during these periods.

We deliberately flex our exposure based on market signals. In recent years, we have intentionally increased our gas hub exposure, which has proved beneficial from 2022 given high energy prices. Even in the first half of this year, this resulted in an additional $3 per MMBtu relative to oil linked contracts.

A further example of this in action is our positioning of our portfolio over the period 2026 to 2028 enabled by flexibility in our portfolio.

More than 75% of our LNG volumes are already contracted, with most oil-linked and some gas hub link exposure. This mix provides diversification, portfolio resilience and the ability to capture value from market dislocations and manage risks as commissioning of other projects across the world come online.

Looking ahead, 50% of our LNG volumes from the early 2030s are already contracted. We will continue placing additional volumes into the market and are in active negotiations for further long-term supply.

Beyond LNG, the oil in the portfolio provides natural diversification, giving us a further competitive advantage compared to many LNG focused peers.

Moving to the significant demand for LNG over the near and mid-term.

Over the last two years, we have secured long-term contracts with end users across Asia and Europe for approximately 5 Mtpa of LNG, reflecting the increased demand for LNG across these regions.

We are continuing to layer new contracts to support our growing supply portfolio.

These contracts are with tier one end customers with significant gas and LNG experience in their markets. Their eagerness to contract with Woodside speaks to our credentials, and the industry’s recognitions of the importance of reliable access to energy that we can provide.

As I mentioned earlier, one of our key competitive advantages is our access to shipping capacity.

We currently have eight long term ships under charter, with three new charters scheduled for delivery through to the end of 2026. More will come as we position for Louisiana LNG start-up.

Controlling these ships allows us to integrate shipping and production and ensures vessels are available to move volumes when our operations, as Liz described, outperform. This avoids the need to turn down production and protects the value that our teams create.

Our shipping capacity also allows us to capture value from market volatility while maintaining reliable and efficient deliveries to our customers. We can divert ships, adjust cargo sizes and delivery dates, and maintain greater control over supply, providing flexibility that is only available once a cargo leaves the berth.

As we expand our global operations, these capabilities will become increasingly important. With access to our own shipping, we are well positioned to optimise flows between Asia and Europe as opportunities arise.

I’m often asked for examples of how our marketing creates value. Today, we have three examples that demonstrate how flexibility drives value creation across our portfolio, and let me say there’s probably a few more we could share as well.

The first example relates to a period in 2024, when our oil priced contracts outperformed gas-linked contracts. During this time, it was beneficial for us to use volume flexibility in our oil linked contracts, to deliver as much volume as we could into these positions.

In the second example, we see the asymmetric skew in gas pricing. When there is an energy shortage, LNG serves as a flexible and mobile solution. During this period, our ability to direct uncommitted volumes to the optimal market, gave us the edge to extract further value.

And in the third example, this looks at the price spikes we saw in 2022. As we spoke about a few slides ago, we had already been evolving our marketing strategy to a portfolio approach with flexibility. Even ahead of the Russian invasion of Ukraine, our intelligence indicated that the market was heading towards a period of tighter supply. By deliberately having uncommitted volumes in the portfolio, we were positioned to generate incremental margins during this period of higher pricing.

I’ll now move to cover Louisiana LNG and how this fits in with our global marketing portfolio. We have a clearly defined marketing strategy for Louisiana LNG offtake, as shown on this slide.

As Daniel noted, the foundation project has a capacity of 16.5 Mtpa, and approximately 50% of that will be allocated to Woodside’s global trading portfolio. We will market this volume as part of our portfolio, and as I’ve noted before over 50% of the volume at the portfolio level is already committed between 2029 to 2034 with a portion of uncontracted volumes retained for flexibility.

We are targeting strategic equity partners for 20 to 30% of the project, or about four million tonnes per annum of capacity.

We anticipate that the remaining four million tonnes per annum will be sold to third-party buyers.

This marketing strategy preserves optionality, manages risks, and allows us to capitalise on international pricing, enabling us to further build a diverse customer base.

Finally shifting to ammonia, as we near the start-up of our Beaumont New Ammonia, we see many of our LNG marketing capabilities transferring directly to this market.

In the near term, we are targeting a mix of spot, mid- and long-term sales and purchase arrangements across the United States and Europe, primarily targeting existing markets and customers.

Whilst the regulatory support for lower carbon ammonia has been slower to develop than we anticipated, we continue to expect strong demand and regulatory support to emerge in line with global decarbonisation goals.

Over the longer term, we anticipate that regulations across Europe and the Asia Pacific will support additional agreements for both traditional and lower-carbon ammonia. Our ultimate approach will mirror what you have heard me describe for LNG, where we aim to layer contracts with diverse tenures and locations and build flexibility and resilience.

In closing, I would like to reinforce the value our differentiated marketing and trading platform and what that brings to Woodside, it delivers incremental earnings and provides significant flexibility that enables us to optimise returns and meet our customers’ needs. This competitive advantage has been developed over time as we have proactively adapted, as the market evolves and positions us well for the new supply from Scarborough and Louisiana LNG as it comes online.

I’ll now hand back to Meg for her closing remarks.

Meg O’Neill: Well thank you everyone for your time. I know we have covered a lot of ground today and I trust you found the presentations useful.

You will have seen consistent messages on how we are delivering on our strategy to thrive through the energy transition.

At Woodside we have reliably supplied energy to global markets for decades, building clear, competitive advantages along the way.

And we have positioned our business to continue delivering value and provide returns to our shareholders.

By 2032 we expect to see sales growing to more than 300 million barrels of oil equivalent and net operating cash flow of approximately $9 billion US dollars. In both cases this represents more than 6% compound annual growth rate.

The strength of the underlying operating cash flow and future growth projects provides a pathway to an increase of approximately 50% in dividends from 2024 to 2032.

Our confidence and excitement for Woodside’s future is founded on our long track record of growing and returning value to shareholders through the cycle.

Woodside has a very bright future.

Thank you for your time. We’ll have a short break and we’ll be back to answer your questions afterwards.

[Break]

Vanessa Martin: Hi, everybody. Welcome back. So we’re going to start the question and answers now. So we’ve got two roving mics in the room.

Genelle’s just coming here and Sherif’s got one as well. So my request would be if you have a question, could you please wait for the mic to come through? If you could introduce yourself so that our folks online can hear and also ask that if you could limit your request to two questions and then if we have time, we can come around again, but I’ll open the floor to questions now.

Gordon Ramsay (RBC Capital Markets, Analyst): Thank you for the presentation today. It’s appreciated to hear details from all the management team, Meg. My first question relates to the macro on the LNG markets, you provided us with a slide that showed Wood Mackenzie’s view on supply demand there are a lot of market observers saying additional supply is going to come on in the next five years and create potential oversupply, even if that’s temporary, is that affecting Woodside’s way they’re tackling the contracting positions, let’s say, in the next five years in the market, even though we know longer term, it looks really good.

Meg O’Neill: Yeah. Thanks. Thanks, Gordon for that question. It’s a question we get quite regularly about a lot of projects in construction, a lot of new supply coming online. What does that mean? What’s the markets capacity to absorb?

A couple of the slides that we put in there were intended to help address those areas of concern. First and foremost, the chart that shows regasification capacity greatly exceeding current supply and even with the build out of future projects, there is plenty of regasification capacity in the markets. We also gave you a bit of a deep dive into places like Southeast Asia and China where we see a significant potential demand growth for LNG. So we do think the market is very elastic and there is a quite significant capacity for the market to absorb supply coming online. We do think that the timelines that are forecast by many market observers are also overly aggressive and you know we would have seen project delays.

I think we presented a slide in 2023 that showed project slippages and the start of production being delayed versus what many had forecast. Now, Woodside projects are not in that category, but others are. But really the money slide in this is the slide that Mark presented showing what customers are signing up for. So we’ve done deals, LNG sales agreements with customers where they’re starting to take LNG in 26, 27, 28, 29, 30. Again, if those customers thought the market was going to be awash in LNG, they would not be signing up for long-term off take agreements and that’s a bit of the factor as well that provides us with protection.

So as Mark said, we have a high percentage of our LNG that is contracted. We have confidence it’s going to find a home, a good portion of that is Brent linked. So if you say maybe there’s risk of soft gas prices, well, we’ve got that Brent indexation, but we actually see more upside in the gas markets as the gas price is often very responsive to seasonal impacts, so cold weathers in Asia, cold weathers in Europe cause price spikes and we want to ensure we’re able to take advantage of those. So that’s how we think about the macro.

Gordon Ramsay (RBC Capital Markets, Analyst): Excellent. And just second question, Sangomar. You expected it. It’s just been a terrific project for Woodside, both from an operational reliability viewpoint, but also the reservoir side of the field. You’ve had two proven reserve increases. I recall the company was saying June quarter will go into decline, of course that was your record quarter, and then in September you pretty much produce close to nameplate capacity. What’s delivering this? Is it just a, you know, combination of reliability but also really good reservoir performance? Is it increased recovery factors, individual wells, or is it field wide? Why is it performing so well?

Meg O’Neill: Look Gordon, you’ve got a subsurface background so I know you would appreciate the fundamentals. When we’re developing a new field, we’re developing it based on 3D seismic data, so there is always uncertainty around how exactly will fluid flow through the reservoir, through the subsurface, and the performance has been really strong. You know, we had a range of possible outcomes when we took the final investment decision. We’re within the range we’re probably above the midpoint case that we had.

We officially have gone on decline in October, which again we’d signalled it was going to be the second half of this year. So we’re starting to see a little bit of performance decline and a little bit of water cut increasing, but strong reservoir performance. And I’m sure the follow on question is going to be what does it mean for phase two?

You know, team continues to gather the data, analyse, understand where might there be infill targets. As Daniel signalled we would be using the existing infrastructure, so it would be drilling wells and tying back to the existing subsea infrastructure, so, you know, reasonably cost-efficient way of capturing those additional barrels, but more work to do before we’re ready to start to move that through the gated process.

Dale Koenders (Barrenjoey, Analyst): Hi, Dale Koenders from Barrenjoey. Thanks for the day and the update, Meg. Wondering maybe if we could just talk a little bit about the capex outlook, we cast our mind back to like 22 and 23 strategy days. It was peak capex in 23 and then in 24 and now it’s to 27.

And there’s also been a very subtle shift around, I think, to paraphrase yourself, Woodside’s looking at having opportunity and choice for the first time, which is quite exciting. So what is the success case for you in terms of capital allocation, should we think around as gearing rolls off that we can start to bring some of these other growth opportunities forward and the future for Woodside might be higher growth and outlook than what has been discussed as a base case today.

Meg O’Neill: Look maybe to frame that Dale and it’s a good question. So if you look at some of the charts and I think slide 16 is a really impactful chart that shows the production change over the period and the cash flow change over the period and hopefully that helps the market and our investors understand the reason we are in the midst of this very significant capital investment program. We’ve been blessed at Woodside with high-quality, very large long life assets like the North West Shelf, the Gulf of America assets, Pluto and Bass Strait, but those assets are starting to come into decline. So the investments we’ve been making, in you know, Sangomar and Trion in the oil space in Scarborough and Louisiana in the LNG space and Beaumont is all about positioning us to be a successful company in the 2030s.

Now we are in the midst of a significant capex period and that data is presented on the capex slide. We’ll get the number for you in a minute, but it does show us rolling off as we move through the 2020s.

And in the table, what Graham indicated is we’ve included a bit of placeholder spend in 2030 and subsequent years recognising we don’t know exactly what we will be able to invest in at that point in time, but we do have the opportunity now to be very selective and discerning, and you know the project teams that are working for Liz and Daniel now understand that their projects, their opportunities need to compete for capital. So it’s not a given that any project is going to proceed.

We have great opportunities in terms of brownfield tie-ins. Those are always highly value accretive, high rate of return. But we’ve got expansion potential in Louisiana, expansion potential in Beaumont, expansion potential in Sangomar, there’s a second phase of Scarborough drilling, the final five wells, and the teams are going to have to compete for capital. So whilst we don’t give you an exact forecast of what projects are moving through, we do know that we will continue to invest in the 2030s just to keep the momentum going and to fight the natural decline that exists in our business.

Dale Koenders (Barrenjoey, Analyst): So slide 37, I think is what you’re referring to, but just for confirmation, are you saying that Woodside will cap itself at $3 billion.

Meg O’Neill: Nope, no that is not a cap. That is what we’ve modelled. So as you’re thinking about updating your models, that’s the number that’s in there. We, we will be looking to sharpen those numbers as time goes by, but it’s just to give you a sense that our capex isn’t go to isn’t going to go to zero, because we do produce from a declining resource, so we need to always continue investing. We know the sustaining capex is always a very value, accretive investment and that’s about a billion and a half of the ongoing spend in the future.

Dale Koenders (Barrenjoey, Analyst): And then if I can follow up with an annoying analyst question, slide 64, where you talk about a 12% IRR in Louisiana. Footnote number two talks about that being a pre-tax reference to a pre-tax IRR. Could you just maybe explain why the reference to pre-tax is that because the structure with the One Big Beautiful Bill with depreciation?

Meg O’Neill: No it has nothing to do with that Dale.

So the reason we include those references is to benchmark with other third-party market observers who will speak to, who will use a standardised methodology for assessing rate of return.

If you look at the footnote closely, you’d see that when we present our investment rate of return, which is over 13%, it includes things like our carbon cost. That is an after-tax number, but it’s to give you a sense, if you’re benchmarking our project against projects X, Y and Z in the US Gulf Coast, how does it stack up?

And I’m sure Graham would be happy to chat with you further at a break if you have more questions.

Vanessa Martin: You have questions in the middle of the room.

Tom Allen (UBS, Analyst): Thanks, Vanessa. Tom Allen from UBS. Thanks, Meg. And the team for the presentation today. Just following up some of your initial comments. Just on the marketing outlook for the LNG portfolio, your base case free cash flow assumes the Trains 4 and 5 at Louisiana LNG are committed and then the marketing slides that Mark presented to just noted that currently 50% of the LNG volumes remain uncommitted from 2029.

You addressed at the start that view there, and slide 23 points it out, that there could be a period of oversupply in LNG markets from 28 to 32. Is there a level of contracting that you would want to see committed in that LNG portfolio before you take the decision on Trains 4 and 5? Just we obviously expect that you are going to continue to fold in more LNG SPAs, just want to understand, you know, should we be expecting them in the next 12 months?

Meg O’Neill: Look, let me let me answer that question a little bit differently, Tom. So let me answer the question of what are we going to do before we get to FID for Trains 4 and 5.

So when we acquired Tellurian, we acquired the design that they had put together, which we like. We like the technology, we like the Chart technology, we like the modularity of the plants that’s been designed. But there are things that we have learned over 35 years of LNG operations that we would like to incorporate in Trains 4 and 5.

So we have a team that’s doing a bit of work to assess how do we cost effectively, make minor changes to drive performance improvement in those expansion trains. We’ve got a bit of work to do with Bechtel to get the EPC contract flanged up and priced and ready to go.

But importantly, we need to get the sell-downs away, so delighted to have Stonepeak as our infrastructure investor in the first phase of development. I’m really delighted to bring Williams into the venture with their deep expertise in US onshore gas sourcing and pipeline, construction and execution and operational capability. We do want to sell down further equity in the HoldCo and we will want to have a partner or partners lined up for Trains 4 and 5 before we pull the trigger on FID. In terms of marketing, that has not been critical path for us.

So if you look at Scarborough, we contracted call it roughly 50% of production between the domestic gas sales and a couple of LNG contracts. With Louisiana LNG, you know we did very little LNG contracting upfront because we know the market is very deep and liquid.

But let me invite Mark to add a few comments about how he thinks about the market. You know, in the context of the comment you made around what’s the market going to be doing in the late 20s and early 30s.

Mark Abbotsford: Thanks. Thanks, Tom for the question. So maybe just also just touch upon the earlier question. I mean, we’ve been, as I said in my presentation, quite intentional about the structuring of the portfolio. So from 2022 to 26, we have been doing everything we can to maximise our gas hub exposure and that has proven to be a sound decision.

In the period 26 to 28-ish, which is when you’re seeing new projects come online, commissioning volumes come on, etcetera. As Meg said, and as was shown in my presentation, we’ve taken deliberate actions to contract in that period because there’s an argument to say maybe there’s less upside in that period. So quite intentional decisions that we can do because of the way we’ve structured our portfolio.

Then in 2029 plus we and when we look at the amount of conversations that we have in play, they’re at a multiple of our 8 million tonnes per annum. So we talked about market pundits. Well, my team is actually talking to the end users and we are seeing a multiple of demand that we could target Louisiana LNG supply for.

Now, we’re not going to hit all of those deals, they’re not all going to work for us, but we are seeing strong demand. It gets back to the risks that we are managing at Louisiana LNG. As Daniel said, we’ve got cost certainty with $960 per tonne. We’ve got the right EPC contractor with Bechtel. We’ve got a high degree of schedule certainty, we’ve got all the permitting in place and Woodside is an organisation with 36 years. We’re seen as technically and commercially reliable, so we are actually seeing a lot of interest there. So the challenge for me, and to present to Meg, is what is the cream of the crop of those opportunities. But we are not short of opportunity to sell.

We’ll be selective and making sure we bring in the right deals and you should fully expect over the next year or two, you’re going to see us relatively regularly out there announcing new deals as we layer them into the market. It’s a very deliberate strategy that was successful with Scarborough and it’s exactly what we’re doing with Louisiana LNG, so, watch this space for, I suppose, more things as we layer those contracts into the market.

Tom Allen (UBS, Analyst): Thanks Mark. Thanks Meg. Maybe my second question is just on Browse. So that’s, I note, is not in the mid case assumptions and you’re very clear in your response to an earlier question on capex is that we get through 27 peak capex, and you’re certainly not capping growth capex at three billion going forward. Can you share some colour on the key commercial assumptions for planning purposes that Woodside’s working to, to take Browse forward? There’s still a modest amount of capital being spent on that project, but whether it’s a cash flow break even cost of supply that you think you need to get to on a competitive basis, but a little bit on the planning assumptions?

Meg O’Neill: Sure. Look, nothing has changed with how we think about Browse. It’s a high-quality resource. You know, fourteen and a half Tcf of gas, it’s very rich in condensate. So from a value perspective, it’s a valuable fluid stream to be able to produce. Our capital allocation framework is unchanged, so our target rate of return for a gas project is 12% with a 7-year payback period. The Browse team, you know understands those targets, and is working very hard to ensure that the, you know the technical work, the offshore project, the design, the onshore modifications, you know all of that can deliver the rate of return and payback period that we’re expecting. But critical path for Browse is not within our control. So, I’m sure you’ve seen in our third quarter we talked about the state of the environmental approvals.

You know, whilst we’re very pleased to have North West Shelf Life extension approval, there’s still multiple approvals required for the Browse offshore development itself, at both the WA state level, as well as the Commonwealth of Australia level. So that is critical path that will be pace setting for us.

Whilst we are doing work, it is very limited and focused in scope until we have confidence that we will get the environmental certainty that we need to be able to move this opportunity forward.

Vanessa Martin: There’s a question from the back.

Henry Meyer (Goldman Sachs, Analyst): Thanks, Meg. It’s Henry Meyer from Goldman Sachs and thanks for the team for the presentations this morning. Follow up on some of the growth projects, and Sangomar we’ve touched on, slide 87 is useful with the key assumptions, there. Just noting that Louisiana Train 4 and 5 are included in the mid case or the base case, Sangomar Phase 2 isn’t, presumably if Phase 2 is as strong as Phase 1, the returns would probably be stronger than the 13% expected from Louisiana.

Are we capped at moving forward with Train 4 and 5 or if Sangomar Phase 2 is deemed commercial, could that slip earlier in the pipeline and potentially push Train 4 and 5 out, or are we constrained with this mid case development scenario?

Meg O’Neill: Yeah, look, I wouldn’t say that we’re constrained. I think we’ve got a plan that includes Trains 4 and 5 and we believe that executing back to back to back is the most cost efficient and execution efficient way to proceed. When we look at Bechtel’s capabilities, what they’re able to do is roll from Train 1 to Train 2 to Train 3. And the current project is $960 per tonne. You know what we’re doing, working with our team and with Bechtel, is challenging to ensure that Trains 4 and 5 are equally cost competitive. Now, we don’t have the priced EPC yet, so I can’t, I can’t cite a number.

But you know, simplistically you can understand that once you’ve built the MOF, you’ve built the jetty, you’ve built the tanks, you’ve done all the civil works that just building simply the next two trains and probably one tank is a far more cost-efficient proposition than going from a site that is basically a bare site. So that’s why Trains 4 and 5 are included. Sangomar Phase 2, if everything stacks up, we would like to be able to roll that into the hopper. But as we said, we need a bit more time to get confidence on the subsurface and then we will go into our normal disciplined gating process. It’ll require you know procurement of certain long lead equipments, contracting of rigs, contracting of subsea companies, to you know, build the trees and the flow lines and get that installed. So it’s not impossible for us to progress both of those opportunities in parallel. For purposes of this presentation, it was excluded.

Henry Meyer (Goldman Sachs Analyst): Great, thanks Meg. And, focusing nearer -term, Conscious we don’t have guidance for 2026 and there are probably a few moving pieces there with Scarborough start-up and Train 1 mods, but hoping we could expand on slide 84 here. We’re assuming that we’re still getting the Pluto-KGP interconnector volumes near-term. My understanding is that contract’s approved at the end of this year, could you just step through what’s required to get the approvals there, or the confidence level and continue to toll through KGP from Pluto? And then what sort of impacts you might expect integrating the Train 1 mods next year and if you have a tighter schedule estimate for when Scarborough could start-up?

Meg O’Neill: Well, look we’ve been pretty clear we’re expecting first LNG cargo from Scarborough and Pluto Train 2 in the second half of next year. So as we get closer, we’ll give more narrow, we’ll be able to start narrowing that down for you. I think we’ve talked about this before, but as we think about the project execution, we’ve been doing things in parallel. So we’ve been building the offshore platform in parallel with drilling. You know, the subsea pipeline, the 430 kilometre pipeline is already installed. Train 2 construction is in parallel. We’re going to start to move to a phase where things operate in sequence, so once we start towing the floating production unit from China, we bring it to site, we moor it up, we hook up the risers, we start gas, gas goes down the pipeline, then we warm up the train step by step, so we start moving into a sequential mode. As we start moving into next year, we’ll give you signals as to where we are on that journey and with time we’ll be able to narrow the window. We do have weather uncertainty, so doing some of the offshore operations you’re constrained by sea states and some of the activities will happen during cyclone season as well, so there still is a range to the start-up timing, but second half of next year would we look at low side versus high side, it’s in that window. Now in terms of 2026, we have not put guidance into the presentation. We will have a Pluto major turnaround, so that’s a very significant outage for us with our 90% equity position, about 35 days is what we have in the plan. That’s to do the normal Pluto Train 1 maintenance, major maintenance activities, as well as do some tie-ins for the Train 1 mods and Train 2. As you see on slide 84, the Train 1 mods are complete in early 2027 and so that’s when Scarborough can step up production from simply the 5 million tonnes that’s going through Train 2 up to the initial 7 million tonnes.

So that’s a bit of the picture for how production will evolve over the coming 18 months or so.

Rob Koh (Morgan Stanley Analyst): G’day, Rob Koh from Morgan Stanley. Thanks very much for the preso this morning. My first question is around the ammonia and urea trading intentions. If I look at slide 72, it’s showing as 5% in that long distant period 29 to 35, and in the sales assumptions you haven’t expanded on Beaumont or anything like that. So I’m just wondering if you can give us some colour on, on how that fits into the big trading scenarios?

Meg O’Neill: I’ll invite Mark to comment about that.

Mark Abbotsford: Thanks Rob for the question. So, I mean initially with Beaumont New Ammonia, we’ll have 1.1 million tonnes of capacity as Daniel said during his presentation. 2026, the initial production will be a grey product, so we’ll be looking to sell that in the barge market in the US but also into traditional, you know, fertiliser, explosive markets, predominantly in Europe. So, I would expect around 30% will end up in the United States, around 70% will be into Europe when the ATR starts up and we also have the CCS from the back end of next year, we’ll then have the lower-carbon product, that again we’re in active discussions, and as Meg highlighted in her presentation, there’s multiple government supported programs, Singapore, South Korea, Japan that we are actively involved within.

But our initial focus for Beaumont, it’s a new, it’s a nascent commodity. Looking back to where the LNG market was 35 years ago, it’s really not going to be a trading platform initially. It’s going to be more of a marketing platform. It’s going to be a little bit more point to point to start with and what we’ll do as that market develops, of course as we’ll look to leverage those marketing skills that we have on the LNG or marketing and trading skills, we have on LNG, to expand that offering. But initially I think you would expect the Beaumont sales will be relatively simple and straightforward in terms of how we’ll be looking to place them into the market. But as markets develop, we’ll look to evolve with the markets as well.

Rob Koh (Morgan Stanley Analyst): Ok, great. Thank you. My second question, I’m trying to think of a way to spread the question love, decommissioning. So, I think Liz mentioned that you were starting a Bass Strait platform removal campaign for 27 and then you’ve also got a 9 billion operating cash flow type number out there for, I think it was 2032. Can you give us some colour on what kind of numbers we should be thinking about beyond 27? I think you’ve given us a 26-27 average, but just any colour you can share beyond there?

Meg O’Neill: Well, look, thanks for the question, Rob. If we think about the decommissioning activity set and then I’ll get to your question about the numbers. This year has been a big campaign year for us as we’ve been tackling some legacy assets that have not produced in a very long period of time, so fields like Stybarrow, Griffin and Minerva. We’ve made good progress on that scope of work, but we have also encountered some surprises and challenges. So, the team is doing work now to understand how do we navigate through those unexpected conditions that we found and what the, you know, right approach is going to be. Work is continuing offshore as we speak you know continuing with that campaign. Bass Strait is a big scope of work, the platform removal campaign that’s scheduled for 2027 is a mammoth effort and planning for that work has been underway for more than three years now and we feel very pleased with the progress that Exxon Mobil, as operator, is making and preparing for and getting ready to execute that campaign. Beyond that, we have not put guidance out, and we’ve said in the past that our decommissioning profile is going to be a bit peaky, but certainly in the near-term 27 is a big year. We’ve given you the number for the average of 26-27 about $700 million a year and in due course, we’ll update you with the longer-term forecast.

Vanessa Martin: I think we’ve got the next question at the back.

Mark Samter (Millenium Analyst): Thank you, Mark Sampter from Millennium. Sorry I still can’t let a microphone pass me by so have to ask more questions. I was hoping to ask on slide 34, and I guess in relation to how you think about the balance sheet and capital allocation. And correct me if I’m wrong in this, but it looks like in your downside scenario case, yes you dropped TTF, but you also dropped Henry Hub and assume a $3.50 spread there. I appreciate we’ve got different views on LNG markets, but in the scenario that, I guess, the Woodside base case is wrong and we have a period of having to shut in US LNG capacity, that spread goes to effectively zero. We can squabble who shuts first. I’m just curious. Does the company internally run scenarios where you make no cash margin for a period or is it the bear case that you’re still making a sizeable cash margin at first?

Meg O’Neill: Are you asking with respect to Louisiana specifically?

Mark Samter (Millenium, Analyst): Yeah, I guess there’s a bit of Corpus Christi as well, right? But particularly with Louisiana. I’m just curious, to me, it doesn’t feel like a real downside stress scenario where you still assume a pretty sizable cash margin. Yes, it doesn’t last forever, but we’ve had periods in history where we’ve had no cash margin on US LNG.

Meg O’Neill: Yeah. Look, let me let me frame it for you, Mark, because the market has changed. So, if you’re thinking about 2020, well, 2020 was a doomsday scenario for our industry. You know, incredibly low prices for oil, for all of our commodities. But it was short lived, so even with the economic destruction that happened, as governments shut down and society shut down in COVID, it was short lived. 2021 was a rebound and 2022 was probably one of the best years ever for the sector. Again, with some other geopolitical overlays on that. What we’re modelling here is a steady state profile. None of these cases reflect the actual volatility that happens in the world, and we get the question quite a bit about, well, what happens, if you know, TTF drops to six and Henry Hub goes to four? When the US LNG contribution to the global LNG market was two or three or four percent, yes, the US projects would shut in. But the US is going to be about 30% of global LNG and you know you sort of start to think through well what happens. So, if all of a sudden you’re in a situation where 30% of the supply shuts in, you’re very quickly going to get a price correction. Now we also need to make sure that we are resilient and …the cost of supply that we have is cost competitive versus others. And that’s the thing that we like about Louisiana. You know, the $960 per tonne, if you look at any [Clarification: equivalent] FID announcement subsequent to ours this year, it’s in the $1,100 to $1,200 per tonne range. So, we are positioned very well within the US space, but again, the size of the US LNG market today is one where the dynamic that a lot of people think of from the COVID era is unlikely to happen.

Mark Samter (Millenium Analyst): Thank you. I might just sneak another quick one if I can. And I guess maybe it’s a bit of a moot point until things progress more at Browse, but if we go back to when you sanctioned Scarborough through Pluto 2, I don’t think I’m misquoting that the conclusion was it was cheaper to build a brand new train at Pluto 2, rather than retrofit the North West Shelf to take Scarborough gas. I get there’s different complexities about the gas. Obviously, we’re many years down the line and obviously more trains will be creating ullage, but when we think about that North West Shelf extension and obviously you’re going to be now 50% of that cost, do we do we have a clear picture of what it would cost from the North West Shelf side rather than just the Browse side to allow it to take Browse gas for decades.

Meg O’Neill: Yeah. So whenever we talk about Browse economics, it’s looking at the totality of the investment. So Browse plus North West Shelf. Liz talked a bit about some of the conditions and the conditions for North West Shelf life extension to continue processing North West Shelf gas itself. Complying with those conditions is not a material cost. To be able to process Browse, the team is doing work to understand what exactly would we need to do and what is the best way to position North West Shelf to be able to process that gas. But the economics, whenever we talk about Browse economics, it’s the totality. We of course look at the upstream economic standalone, then we look at the return we would get as the processing facility, and then we look at the totality of Woodside dollars. So again, it’s the team is doing work on that front in a very focused manner, recognising that critical path is not the technical work, critical path is not the execution planning, it’s all the environmental approvals.

Mark Wiseman (Macquarie Analyst): Yeah, Mark Wiseman from Macquarie. Just had a question on Louisiana Train 4 and 5. My understanding is that’s not really in consensus forecasts in this time frame. So it’s a surprise, could you just outline the financing model that you’ve modelled in the numbers here. Are you assuming a similar Stonepeak style scenario, the capex for 70% would have to be in the neighbourhood of 6 billion or so?

Meg O’Neill: Yeah, Mark, thanks. I’ll let Graham comment, but you’ve described it in the ballpark correctly.

Graham Tiver: Yes, it’s in the assumptions page at the back, Mark, and it’s very clear. But yes, you described it pretty well. So we would be looking at HoldCo taking 30% [Clarification: assumes 30% selldown of HoldCo], so, we would end up with the 70 today. And then at the liquefaction trains, it would be looked for another 40% sell down to a Stonepeak like arrangement. So, it’s very clearly laid it out laid out in the assumptions of the back.

Mark Wiseman (Macquarie Analyst): OK, great. And on the 9 billion of operating cash flow in 2032 and the 50% increase in div versus 2024. Do you have Trains 4 and 5 ramped in that 2032 year?

Graham Tiver: Yes. So, the reason we picked 2032 was two reasons. One to stay consistent with the FID cash flows that we put forward. Secondly, it’s the first year of Trains 4 and 5. So, what you get is you get $9 billion in operating free cash flow [Clarification: net operating cash flow] and the NPAT calculation for the dividend policy then leads to $3 billion in dividends which is a 50% uplift on today. You’ve got about a billion and a half in sustaining capital. So that’s about four and a half billion out of that nine. Then you’ve got four and a half, which comes back to those opportunity decisions. Is it additional returns to shareholders? You know, which could include buybacks? Is it additional investments? We look at where the business is at, we look at the investment returns. So there’s optionality, but very focused on discipline and returns.

Mark Wiseman (Macquarie Analyst): And just lastly for me, do we conclude that Louisiana Train 4 and 5 rank more highly than Beaumont Train 2, Sangomar, the other competing options?

Meg O’Neill: Yes.

Graham Tiver: So what we have today, the answer is yes. And it’s based on clarity of where we are and what we have to do to get there and we felt it was wise to include in the base case assumptions. You know we’ve spoken about Sangomar, there’s still a lot of work to do on the reservoir, right? So, we don’t want to put that in until we actually know that we’ve got the confidence and the clarity. And then as a part of it going into the base case, it’s got, it’s got to fight, it’s got to challenge, right. It’s got to work its way through and that includes shareholder returns.

Meg O’Neill: But I guess just to be really blunt, we do think it’s a very attractive opportunity. We think it’s the highest ranking opportunity in the portfolio, bar brownfield subsea tie backs, and we’ve got full control over our destiny. You know, we’ve got the permits, we’ve got a design, we’ve got the contractor. You know, we’ve got everything we need, sell down is important, but this is fully within our control. Whereas some of the other opportunities, Beaumont New Ammonia Train 2 for example, we really need to demonstrate to you, our shareholders, that we’ve successfully placed all of the production from Train 1. And so that’s an internal threshold and Mark and his team are, you know, chasing those volumes hard. But again, Trains 4 and 5, we fully control that decision making and the economics are attractive. So it is full speed ahead.

Nik Burns (Jarden Analyst): Oh, thanks for the presentation today, Meg. It’s Nik burns here. Just a couple more questions on Louisiana and relating to the proposed further sell down there. Since you sanctioned the first three trains back in April, we’ve seen, I think it’s around 30 million tonnes of US LNG capacity also being sanctioned and it feels like there’s a few more projects still to come. Just wondering how the rapid approval of competing projects has impacted your plans to sell down and maybe has it changed or in any way the type of buyer that you’re looking at, we’re not, you know, the two buyers today have been infrastructure type players. Is that what we should expect for the remaining 20%, more that type of buyer and potentially leaving Woodside with more LNG to sell via HoldCo or do you still think that there’s LNG traders out there who are still have an interest in equity here? Thanks.

Meg O’Neill: Sure. Well, look, let me, let me say that when we announced the acquisition of Tellurian, we said what we wanted to do was put together a dream team and we were going to be very disciplined about who we even talked to or invited into potentially partnering with us. We were clear that we could structure the project commercially to appeal to an infrastructure style investor and delighted that Stonepeak came in and really delighted that they we were able to work with them on the accelerated capital contribution to help us in what would otherwise be tight years in 25 and 26.

Williams is absolutely a member of the dream team when you think about US pipeline capability. You know, they may not be known to all Australian investors, but they operate 33,000 miles of pipeline in the US which is 50,000 kilometres. I mean, they are a serious US onshore pipeline company and a serious gas player. So if you think about the value chain slide that Daniel talked about they bring great capability in the front end. You know, we continue to have our capability in the middle part, but again, the other US projects have not affected desire or interest from partners coming into our project because we offer a differentiated proposal. You know, we offer investors the chance to come in, to deploy their capital, to get attractively priced LNG coming out the back end of the plant, to be able to participate in the upside, which is something you won’t get if you just sign an FOB contract with another player. So you know we’ve not seen interest wane and in fact after announcing the Williams sell down I think people are realising that, you know, we’ve said we’re going to sell 20 to 30%. We’ve sold 10. There’s not a lot of room left on the bench in the dream team. So interest remains high.

Nik Burns (Jarden, Analyst): Maybe just on that theme. You’ve also often drawn parallels between Scarborough and Louisiana. We could cast our mind back to Scarborough FID. Think at the time you were targeting a 50% sell down, you ended up only selling 25.1%. In terms of where the ultimate outcome is here for Woodside in terms of HoldCo interest, why stop at 30%? Sell down? Why not go to 49% sell down, given the fact that it feels like most return is going to be generated from the margin on the LNG sales rather than the ownership of the infrastructure itself. So could you look to push beyond what your current target is? Thanks.

Meg O’Neill: Yeah. And maybe I’ll frame it differently. So when we think about it, we said we wanted to sell down 50% and get 50% of the capital paid for by somebody else. So Stonepeak, six billion tick, Williams two billion tick. So we’re moving very successfully in that direction.

So we’re not chasing more dollars to come in. Our desire is to keep the eight million tonnes in our portfolio. You know we like the LNG exposure. We like the international markets. That’s why we’ve acquired this asset. We like the fact that we’ll have a material Atlantic position to complement our Pacific position.

So it’s about reducing our capex to about 50%. It’s probably worth talking about Scarborough. So when we took FID, we were much different company. So that was before the merger with BHP Petroleum. You know, which doubled the size of the then Woodside, strengthened the balance sheet tremendously. You know, because that business came across with no debt, and gave us a lot more flexibility to say actually we want to hang on to our crown jewel. You know you don’t get Scarborough kind of assets very often in life. And so having 75% yes, it means a bit more capital upfront, but it means 75% of that revenue for the next 20 or 30 years.

So that’s why we’re that’s why we’re holding that high equity position in Scarborough and it in some ways mirrors what was done with Pluto, where we, you know, took FID with 90%. Ok, it was risky at the time, but it’s been paying our bills for the last 12 years.

Vanessa Martin: We’ve just about reached time, so I know there was one more question if we can squeeze it in really quickly, that would be great.

Baden Moore (CLSA, Analyst): Just maybe one for Daniel. You talked about Louisiana economics as each segment of the value chain, can you talk about more the opportunity at those layers and then how you might be, given Williams has got such a significant position in the US, how you might be value sharing with that business going forward? And then just a quick follow up maybe. You’ve talked about a 3 billion minimum spend in sort of 2030. Would you offer, sort of an upper range, so we can think about an envelope of capex spend rather than just a minimum. Sorry and it was Baden Moore from CLSA.

Daniel Kalms: Thanks Baden. So yeah, we present that value chain to highlight that we talk very simplistically about US LNG is buying Henry Hub and then delivering to a customer. Really what you’re doing in the US is - there’s like six major basins, each with their own price. And then a huge network of pipelines. So you’re really sourcing gas at Waha or a Carthage or Katy. There’s all these different points, all with different prices.

The advantage of someone like Sequent, Williams’ company, is they’re already in the market in all of these nodes. What you want them to do is secure the most cost competitive gas. That was the point I made and then combine that with the most cost competitive transportation all the way to Gillis. Gillis is where our Line 200 is, so Williams and Sequent are bringing a competitive and established business to deliver cost competitive gas to Gillis. You might think of it in terms of Henry Hub. We think of it in terms of how competitive relative to Henry Hub, using all of their platforms and access in that market.

So Henry Hub is a simple thing for you to model. Our team is out there looking for less than Henry Hub delivered to Gillis, through the liquefaction train. It’s about us doing what we always do. Debottlenecking, reliability, managing our operating costs, that part of the value chain where you increase value.

We’ve got a shipping portfolio. Mark gave a whole bunch of examples about if you control the shipping, do you speed up your ships? Do you divert your ships?

The simple model that people have got in mind about the US, is that someone just buys gas, and it could be actually very close to their plant, liquefy it and I sell it to someone at the US Gulf Coast.

You are missing out on all these parts of the value chain where you can extract more value. If you have the right partners. And that is one of the things that Williams is adding, the network, the pipelines and sourcing all the gas. And of course you know that we do the bits that are on the end of the chain.

So what we need to do is ask the teams to look at every part of the value chain and extract the maximum value. And it’s more than just saying Henry Hub plus a constant.

Meg O’Neill: Thanks Daniel. Look to the question about the forward capital outlook. One of the things we wanted to do was to help our investors understand that whilst we may not have precision over what our future spend is going to look like, we do expect that it will be in that $3 billion per annum range, but obviously as individual opportunities come through the hopper, we will make decisions based on our ability to fund, how it fits within the capital management framework and how it fits our capital allocation targets.

So each individual opportunity needs to be assessed, it needs to compete. But one of the, I think great, changes that we have with Woodside today is we now have choice. So whereas in the past we would have perhaps talked about we have project X or project Y, we now have a whole hopper of choices, so it’s good. It’s good. It ensures that the teams are now competing and ensuring that we get, you know, the best work with every possible investment opportunity. You know, it’s not exactly ever going to be that number. It’s going to be up and down, but hopefully that will help everybody understand as you, you know, build your model for the long term. What our ongoing capex spend might look like.

Look, thanks everyone for joining us today. I really appreciate your interest in Woodside. I do think what we’ve laid out for you is a tremendously exciting future for the company. I’ll remind you of a few dates. So our fourth Quarter Report for this year will be released on the 28th of January 2026, and our Annual Report for 2025 will be released on the 24th of February.

We will also plan to host a Sustainability Briefing early in 2026, similar to the briefing we provided earlier this year and we look forward to seeing all of you at those upcoming events.

Thank you very much.

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INVESTORS Vanessa Martin M: +61 477 397 961 E: investor@woodside.com	MEDIA Christine Abbott M: +61 484 112 469 E: christine.abbott@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.